UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Diameter Credit Company

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS BTGP Boreas Fund L.P. – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 767,993.43
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 767,993.43

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,993.43
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS BTG Pactual Prop GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 767,993.43
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 767,993.43

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,993.43
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Banco BTG Pactual S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 767,993.43
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 767,993.43

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,993.43
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS BTG Pactual Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 767,993.43
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 767,993.43

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,993.43
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS BTG Pactual G7 Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 767,993.43
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 767,993.43

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,993.43
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Diameter Credit Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Hudson Yards, 29th Floor

New York, NY 10001

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

BTGP Boreas Fund L.P. – Series A, a Cayman Islands exempted limited partnership

BTG Pactual Prop GP, Ltd. a Cayman Islands exempted company

Banco BTG Pactual S.A., a Brazilian corporation

BTG Pactual Holding S.A., a Brazilian corporation

BTG Pactual G7 Holding S.A., a Brazilian corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

BTGP Boreas Fund L.P. – Series A, Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

BTG Pactual Prop GP, Ltd. - Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Banco BTG Pactual S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil

BTG Pactual Holding S.A., Av. Brigadeiro Faria Lima, 3477, 14th Floor, part, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil

BTG Pactual G7 Holding S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil

Item 2(c).	Citizenship:

See Item 4 of each of the cover pages to this Schedule 13G

Item 2(d).	Title of Class of Securities:

Common shares of beneficial interest, par value $0.001 per share (“Common Shares”)

Item 2(e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 12,555,274.92 outstanding Common Shares as provided to the Reporting Persons by the Issuer.

BTGP Boreas Fund L.P. – Series A directly holds 767,993.43 Common Shares. BTG Pactual Prop GP, Ltd. is the general partner of BTGP Boreas Fund L.P. – Series A, and is wholly-owned by BTG Pactual Global Asset Management Ltd. BTG Pactual Global Asset Management Ltd is wholly-owned by BTG Pactual UK Holdco Limited, which is wholly-owned by BTG Pactual Holding Internacional S.A., which is wholly-owned by Banco BTG Pactual S.A., a corporation incorporated in Brazil. BTG Pactual Holdings S.A. directly controls Banco BTG Pactual S.A. BTG Pactual G7 Holdings S.A. directly controls BTG Pactual Holding S.A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 8, 2024

BTGP BOREAS FUND L.P. – Series A

By:	/s/ Alexis Gontow Maron
	Name:	Alexis Gontow Maron
	Title:	Authorized signatory

BANCO BTG PACTUAL S.A.

By:	/s/ Fabio Scal
	Name:	Fabio Scal
	Title:	Authorized signatory

By:	/s/ Amanda Senna Ferreira
	Name:	Amanda Senna Ferreira
	Title:	Authorized signatory

BTG PACTUAL HOLDING S.A.

By:	/s/ Alexis Gontow Maron
	Name:	Alexis Gontow Maron
	Title:	Authorized Signatory

BTG PACTUAL G7 HOLDING S.A.

By:	/s/ Alexis Gontow Maron
	Name:	Alexis Gontow Maron
	Title:	Authorized Signatory